

SHRINK
NANOTECHNOLOGIES

We Enable the Technologies of Tomorrow — Today.

WWW.SHRINKNANO.COM



SHRINK NANOTECHNOLOGIES, INC.,
a Delaware corporation

THIS CONFIDENTIAL COMPANY OVERVIEW FOR SHRINK NANOTECHNOLOGIES, INC. (TRADING SYMBOL: **INKN**), A DEVELOPMENT STAGE COMPANY, IS NOT AN OFFERING OR DISCLOSURE DOCUMENT, OR INTENDED TO BE AS SUCH. NONE OF THE INFORMATION PROVIDED HEREIN IS DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR SHOULD BE UTILIZED OR RELIED ON, ON ITS OWN, IN MAKING ANY KIND OF INVESTMENT DECISION. NO THIRD PARTIES ARE AUTHORIZED TO MAKE STATEMENTS BY OR ON BEHALF OF THE COMPANY.

THIS COMPANY OVERVIEW MAY CONTAIN FORWARD LOOKING STATEMENTS ABOUT SHRINK NANO, AND, IS NECESSARILY SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. PLEASE READ “DISCLOSURE” ON COMMENCING PAGE 07.

What We Do

SHRINK NANOTECHNOLOGIES, INC., traded under the symbol **INKN**, is a high technology development stage company that makes **ultra-functional nano-sized technologies, components and product systems** for a myriad of industries, including the **solar energy**, **food**, **air and water protection**, **human and animal diagnostics**, **optoelectronics and biotechnology markets**, to name a few. For the markets we serve and the products we make for those industries, **performance is greatly enhanced** because of our technologies. Our products are based on our proprietary material, a pre-stressed plastic called **NANOSHRINK™**, and our patent-pending manufacturing process called the **SHRINKCHIP MANUFACTURING SOLUTION™**. Our unique materials and manufacturing solution represents a new paradigm in the **rapid design**, **low-cost fabrication** and **manufacture of nano-scale devices** for the markets we serve.



- We make **ULTRA-FUNCTIONAL SOLAR CONCENTRATOR PRODUCTS** to allow solar cells to perform at levels which will **finally make solar power make economic sense**.

- We make mission **CRITICAL COMPONENTS FOR LIFE SAVING DIAGNOSTIC TESTS**.

- We work with the largest multi-national diagnostics companies to **MAKE POINT OF CARE TESTS MORE ACCURATE** so that "personalized medicine" truly becomes a reality.

- We make **TOOLS FOR STEM CELL RESEARCHERS TO DEVELOP CUTTING EDGE STEM CELL THERAPIES** to cure some of the most perplexing diseases that affect mankind.

- We make **BIODEGRADABLE "BAND-AIDS" DESIGNED TO GROW PERSON-SPECIFIC TISSUES** with the hope of providing stem cell therapies for conditions like heart disease and nerve damage.

- We make systems which allow researchers to design, develop and prototype their own **BIOCHIPS AT A FRACTION OF THE COST** they presently incur.

SHRINK
NANOTECHNOLOGIES

Trading Symbol: **INKN**

We Enable the Technologies of Tomorrow — Today.

Key People



From L to R: James B. Panther II, Heiner Dreismann PhD, Marshall Khine, Mark L. Baum Esq., Michelle Khine PhD, Sayantani Ghosh PhD, Fabian Pease PhD, David D. Awschalom PhD, Andrew Isaacs, Kara McCloskey PhD, Raveendran Pottathil PhD.

- Diagnostics and Sensors Team led by **Heiner Dreismann PhD,** former CEO of Roche Molecular Diagnostics, Inc.
- Solar Team led by **Sayantani Ghosh PhD** (Prof. of Physics at UC Merced), and **Andrew Isaacs** (Haas School of Business, University of California at Berkeley).
- Research Tools Team led by **Bruce Conklin MD** (Gladstone Institute, Founder of Ipierian Corp.), **Fabian Pease PhD** (Prof. at Stanford; Affymetrix), **Michelle Khine PhD** (Shrink's scientific founder and 2009 Recipient of the MIT's prestigious TR35 award for young innovators across the globe under the age of 35), and **Kara McCloskey PhD** (Prof. of Tissue Engineering at UC Merced).
- Optoelectronics Team led by **David Awschalom PhD** (Prof. of Physics at UC Santa Barbara) and **Sayantani Ghosh PhD** (Prof. of Physics at UC Merced).



Finance Industry Government Acadamia

We are a FIGA™ business - bringing together leaders from the worlds of finance, industry, government and academia to form a for-profit business. The result is Shrink Nanotechnologies.

Since our founding, our technology has been well received in leading academic journals like Nature Medicine™, Lab-on-a-Chip™ and Advanced Materials™ — and most recently by MIT's Technology Review which awarded its prestigious TR35 award to our scientific founder, Dr. Michelle Khine.



Looking for the next generation of innovation?



Dr. Michelle Khine
Shrink Nanotechnologies
Scientific Founder
A Recipient of MIT's Prestigious TR35 Award for 2009.

MIT Technology Review has named Dr. Michelle Khine one the Top 35 Innovators under 35 Worldwide. Since 1999, the editors of MIT's Technology Review magazine have honored young innovators whose inventions and research they deem most exciting; today that collection is the TR35, a list of technologists and scientists, all under the age of 35. Their work — spanning medicine, computing, communications, electronics, nanotechnology, and more — is changing our world.

Markets We Serve



SHRINK NANOTECHNOLOGIES

SHRINK SOLAR | SHRINK R&D TOOLS | SHRINK DIAGNOSTICS

MARKET SIZE[2]
$37[1] BILLION
*FORECAST CAGR 51%

MARKET SIZE[2]
$15 BILLION
*FORECAST CAGR 20+%

MARKET SIZE[2]
$4 BILLION
*FORECAST CAGR 8%

Solar

Increase power output; makes solar make economic sense. Accessory for existing silicon solar systems.

Biotech

Enabling stem cell and drug discovery researcher's quest to cure some of the world's deadliest diseases.

Diagnostics

Making healthcare tests more sensitive and reliable at a lower cost.

(1) Source: www.setenergy.org

(2) Market Size is based on revenues for all products and services in such market sector, and not intended as indicative of chip related sales.

***FORECAST CAGR** = Projected Compounded Annual Growth Rate

Business Overview

Disruptive Technologies	• Plastic-based, low cost, scalable technology • Same substrate used across all vertical applications and products • 7 new patents filed since May 2009
Attractive Markets	• Primarily focused on $1B+ markets • Market growth rates all have 5%+ CAGR, some reaching 100% • Entrenched players integrate NanoShrink™ into existing products
Robust Product Pipeline	• Biotech Tools: NanoShrink™, StemDisc™, CellAlign™, ShrinkChip RPS™ • Sensor and Diagnostics: NanoShrink™, MetalFluor™ • Solar: OptiSol™ • Other: currently proving out two products using NanoShrink's MEF technology with significant upside
Strong Financial Potential	• Forecasted market penetration rate to yield $47.4M revenue by 2013 • Resultant EBITDA to be $20.6M in 2013 (40%+ margins)









NanoShrink™ Advanced plastic material used in all Shrink Products



OptiSol™ Solar Window (Prototype Image)



MetalFluor ™ fluorescence technologies for assays (Prototype Image)

MARKET DYNAMICS	• Market Size (2009): **$37B** • Forecast CAGR: **51%**	• Market Size (2009): **$4B** • Forecasted CAGR: **8%**
PRODUCT DESCRIPTION	• Creating, trapping and transporting electrons. • When “wrinkled”, the surface of OptiSol™ concentrator becomes a “light trap” and tunes all radiation to optimal silicon absorbing wavelengths. • At the core of OptiSol™ lies an integrated patent pending quantum dot plastic thin film.	• Diagnostic platform designed to inexpensively increase sensitivity and specificity of luminescent based assays. • Potential to allow low-cost light detectors to enable more portable instrumentation for POC testing.
BUSINESS MODELS	• OptiSol™ to be coupled with legacy photo-voltaic (PV) installations. • Delivers immediate and significant improvements in efficiency and power output. • Initial Product Launch: 2010	• Sell MetalFluor™ to laboratory imaging sector. • License IP for integrating MetalFluor™ onto existing biochips. • Product Launch: 1H 2012

Product Integration and Commercialization Timeline



NanoShrink™
StemDisc™
OptiSol™
Cell Align™
MetalFluor™
ShrinkChip RPS™
2010
2011
2012
2013





StemDisc™ (Actual Image)





CellAlign™ (Prototype Image)





ShrinkChip RPS™ (Prototype Image)

• Market Size (2009): **$1B** [1] • Forecasted CAGR: **15%**	• Emerging Market Size (2009): **$10M** • Forecasted CAGR: **100%**	• Market Size: **$5.8B** • Forecasted CAGR: **5%**
• Embryoid body ("EB") development platform for stem cell researchers. • Rounded or honey-comb like well shapes optimize symmetrical stem cell development. • Ability to culture up to 96,000 symmetrical EBs in one 96 well plate.	• Tissue engineering applications for cardiac and nerve tissue. • Biodegradable non-periodic "band-aid" structure for tissue growth. • Achieves optimal electrical and biomechanical bio-integration.	• Extremely low cost, highly flexible prototyping solution for the manufacture of microfluidic biochips. • Patent-pending desktop solution allows rapid design and fabrication of custom biochips.
• Sale of StemDisc™ primarily to public and private research labs. • Low cost mass production to foster "recurring like" revenue model.	• Introducing CellAlign™ to 3 multi-national biotech companies. • Negotiating license agreements with regional biotech company.	• Sale of station, blades and sheets to public and private labs engaged in prototyping **(approx. 7,500 labs)**. • Marketing and development agreement executed with Inabata America, Ltd.

(1) Market for stem cell research tools is an emerging market and there is significant pent-up demand due to past government restrictions.



"**S**hrink has an amazing opportunity to come up with a new product category, something that the industry has not seen before," says Dreismann. "We have a new way of arranging certain biological molecules in a very small area. This is not just an incremental improvement over existing technology — it's a disruption."

Dr. Heiner Dreismann
DIRECTOR SHRINK NANOTECHNOLOGIES, INC.

Current Collaborations and Relationships



INABATA AMERICA

RELATIONSHIP: Subsidiary of Inabata Corporation of Japan, executed a strategic alliance agreement to market two of Shrink's technologies: (i) microfluidic prototyping box, (in Japan) and (ii) solar cell concentrators worldwide.
COMPANY: Inabata America Corporation is a subsidiary of Japan-based Inabata & Co., which in 2008 had $5 billion in sales. Through its global network of 2300 employees in 72 facilities covering 17 countries, Inabata provides solutions and services, including outsourced business development, marketing and a sales network that focuses on niche industries including the solar sector.
STOCK: Inabata & Co. Ltd (TYO:8098, 353¥, vol 161,000)





Roche Applied Sciences



RELATIONSHIP: Currently evaluating stem cell and tissue engineering applications.
COMPANY: Roche Applied Sciences, a subsidiary of Hoffman-La Roche AG, is a leading international producer of reagents and biotechnological and medical research tools. In 2008, Hoffman-La Roche AG took in ~$45 billion in revenue.
STOCK: Roche Holding Ltd. (ADR) (OTC:RHHBY, $40.51, avg.vol 430k)





Mosis

RELATIONSHIP: MTA to develop optical wave guide technologies.
Company: MOSIS is in the business of low-volume, low-cost prototyping and production of VLSI circuits.



MF3 at University of California Irvine

RELATIONSHIP: Targeted piggy-back agreement for 1:2 non-dilutive funding through DARPA Grant on January 1, 2010.
ABOUT: Founded in 2006 as a spin-off from the University of California Irvine – Henry Samueli School of Engineering, MF3 brings together leading professors from 10 universities. Targeted research projects by associated professors receive sponsorship from companies like Shrink as well as non-dilutive matching funds through MF3, provided by DARPA. Shrink is the 1st small company to become a member of MF3, joining larger companies such as Douglas Scientific, Monsanto and Beckman Coulter.



3M

RELATIONSHIP: Strategic manufacturer of Shrink's NanoShrink™ family of products.
COMPANY: 3M is a leading manufacturing company, producing adhesives, abrasives, laminates, passive fire protection, dental products, electrical materials, electronic circuits and optical films. Its 76,000 employees operate in 60 countries, managing a diversified portfolio of 55,000 products. 3M had $25 billion in revenue in 2008.
STOCK: 3M Corporation. (NASDAQ: MMM, $76.77, avg.vol 3.26M)

BIOSITE

NEW DIMENSIONS IN DIAGNOSIS®

RELATIONSHIP: MTA executed for IVD and DNA immunoassay retrofit of our MEF technology into Biosite devices, including POC diagnostics.
COMPANY: Biosite, a subsidiary of Inverness Medical Innovations, is an international provider of rapid diagnostic products and antibody development technologies. Inverness develops, manufactures and markets medical diagnostics products. Inverness made about $456 million in revenue in 2008.
STOCK: Inverness Medical Innovations (NYSE:IMA, $40.86, avg vol 877,000)

University of California Merced

RELATIONSHIP: We have an ongoing research and development agreement in place related to our solar research projects.
About: The University of California Merced is the tenth, and newest, addition to the University of California System, founded 2005.



University of California Irvine

RELATIONSHIP: We have an ongoing research and development agreement in place related to our research projects.
ABOUT: The University of California Irvine was opened in 1965.



Regents of the University of California

RELATIONSHIP: Shrink has exclusive licensed core technologies upon which Shrink's technology platform is based.
ABOUT: The Regents of the University of California is the governing board of California's public university system.

The Intellectual Property Comprising the Licensed Rights Includes:

US Provisional Application #	Invention Title (Description)	Ownership	Exclusive (All Fields)
Y	Shrinky-Dink Hanging Drop (Apparatus and Method for Culturing Stem Cells)	UC Regents(1)	☑
Y	Honeycomb Shrink Wells for Stem Cell Culture	UC Regents(1)	☑
Y	Aligning Cells on Wrinkle Substrate	UC Regents(1)	☑
Y	Thin Chips	UC Regents(1)	☑
Y	Novel Biosensing Strategy Using Surface Plasmons	UC Regents(1)	☑
Y	Metal-Coated Shrinkable Polystyrene for Enhanced Catalytic Surface Area	UC Regents(1)	☑
Y	LED	UC Regents(1)	☑
Y	Solar Cell Concentrator	UC Regents(1)	☑
Y	Nanopetals	UC Regents(1)	☑
Y	Quantum Dot Solar Concentrator	Shrink Nano(2)	☑
Y	Aligning Cells On Wrinkled Surface	Shrink Nano(2)	☑
Y	High Resolution Light Emitting Devices	Shrink Nano(2)	☑
Y	High Surface Area Micro And Nano Beads	Shrink Nano(2)	☑
Y	Microfabrication of Nano Cavities	Shrink Nano(2)	☑

(1) University of California Regents
(2) Shrink Nanotechnologies, Inc.

Recent Acknowledgements


EQUITIES
Technology Review
The Next Generation of Technology
NORTH COUNTY TIMES
APPLIED PHYSICS LETTERS
nature medicine
Lab on a Chip
Genome Technology
THE ALMIGHTY CELL
New ways and reasons to poke and prod individual cells
Lab on a Chip

- **"Toaster Over Helps Researchers Toy With Microfluidics"**
  Nature Medicine
- **"Video: How To Grow Stem Cells With A Plastic Toy"**
  Wired Science
- **"Shrinky-Dink Microfluidics"**
  LabPlus International
- **"Shrinky-Dink Microfluidics"**
  RSC Publishing
- **"Shrinky-Dink Devices – Childrens Toy Simplifies Fabrication Of Molds For Microfluidic Devices"**
  Chemical and Engineering News
- **"Hack: Young Professor Makes Lab-on-a-Chip With Shrinky Dink and Toaster Oven"** Bali Climate Change Conference

- **Forbes.com**
- **Equities Magazine**
- **EETimes.com**
- **North County Times**
- **Ventura County Newspaper**
- **San Diego Daily Transcript**
- **ENF.CN**
- **SOLARENERGYMAG.COM**

Reference Directory

CORPORATE LEGAL
Morrison & Foerster LLP
3811 Valley Centre Drive
Suite 500
San Diego, CA 92130

Steve Rowles, Esq.

INTELLECTUAL PROPERTY LEGAL
DLA Piper US LLP
4365 Executive Drive
Suite 1100
San Diego, CA 92121

Jake Handy, Esq.

COMMERCIAL BANKING
Bank of America
1600 John F. Kennedy Blvd.
Suite 1200
Philadelphia, PA 19103

Rebecca Cataldo

FOR REGULATORY DISCLOSURE
Visti the Securities & Exchange Commission website at:
www.sec.gov

Disclosure

THIS COMPANY OVERVIEW IS NOT AN OFFERING OR DISCLOSURE DOCUMENT, OR INTENDED TO BE AS SUCH. NONE OF THE INFORMATION PROVIDED HEREIN IS DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR SHOULD BE UTILIZED OR RELIED ON, ON ITS OWN, IN MAKING ANY KIND OF INVESTMENT DECISION. NO THIRD PARTIES ARE AUTHORIZED TO MAKE STATEMENTS BY OR ON BEHALF OF THE COMPANY.

SHRINK'S FINANCIAL SITUATION, RISKS AND CAPITALIZATION, AS WELL AS OUR BUSINESS PROSPECTS, CHANGE FROM TIME TO TIME AND THIS COMPANY OVERVIEW DOES NOT PURPORT TO MAINTAIN UPDATED INFORMATION ON THE COMPANY. WE INCORPORATE BY REFERENCE INTO THIS COMPANY OVERVIEW ALL OF OUR FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH CAN BE ATTAINED BY GOING TO WWW.SEC.GOV.

SHRINK IS A DEVELOPMENT STAGE COMPANY. ANY PURCHASE OF THE COMPANY'S SECURITIES WOULD BE SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE PURSUED UNLESS THE INVESTOR COULD AFFORD TO LOSE THEIR ENTIRE INVESTMENT. BEFORE INVESTING, REVIEW ALL OF OUR SEC FILINGS WITH YOUR LEGAL, TAX OR FINANCIAL ADVISORS AND FEEL FREE TO CONTACT THE COMPANY BY REFERING TO THE COMPANY CONTACT INFORMATION ON THE BACK OF THIS OVERVIEW.

Forward Looking Statements

This company overview is not an offering or offer for sale of securities. This company overview, as well as our securities filings or any other information you receive from the company, may contain statements that are deemed forward-looking statements within the meaning of Section 21-E of the Securities Exchange Act of 1934. These statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Further, the Company operates in industries where securities values may be volatile and may be influenced by regulatory and other factors beyond the Company's control. In particular, this company overview may include statements regarding our plans, goals, strategies, intent, beliefs or current expectations with respect to our recently acquired business, which is the primary subject of this report, as well as our plans to wind down our existing internet-based publishing business. These statements are expressed in good faith and based upon what we believe are reasonable assumptions, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.). Some specific forward looking statements that are necessarily subject to uncertainties include, without limitation:

- items contemplating or making assumptions about the progress of our research and development activities;
- our ability to further acquire, hold and defend our intellectual property;
- the development, commercialization and market acceptance of our recently acquired microfluidic and "shrinkable plastic" technologies and other related technologies;
- the cost to complete the development and commercialization of these technologies and products made or based on these technologies; and the presumed size and growth of the market for lab-on-a-chip devices and the projected growth in stem cell research and alternative energy demands (specifically, products ultimately derived from our solar concentrator technology), all of which constitute forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements.
Factors that may cause actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to:

- changes the general industry and market conditions;
- unexpected delays or difficulties which we may have in completing the development of our products;
- manufacturing our products once developed;
- establishing a marketing and sales infrastructure and establishing a presence in our target markets, as well as other disruptions of expected business conditions and development.

Readers, whether potential investors or merchants, are urged not to place undue reliance on these forward-looking statements, which speak only as of a certain date and are not updated. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise from time to time. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC from time to time which attempt to advise interested parties of the updated risks and factors that may affect our business, financial condition, results of operation and cash flows.

 We Enable the Technologies of Tomorrow — Today.



Trading Symbol: **INKN**

Shrink Nanotechnologies, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92011
Ph: 760.804.8844

To Learn More About Shrink Nanotechnologies visit us on the web at: **shrinknano.com** | **shrinksolar.com**